March 11, 2020

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta, CA 93117

       Re: Transphorm, Inc.
           Form 8-K
           Filed February 14, 2020
           File No. 000-55832

Dear Mr. McAulay:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Reverse Merger Form 8-K filed February 14, 2020

Exhibit 99.1
Balance Sheet, page F-3

1. We refer to the convertible preferred stock line item. Your current presentation appears to indicate that the number of shares shown are convertible preferred shares. Please revise your presentation to specifically state that the shares presented reflect common shares post-conversion. This comment also applies to Notes 12 on page F-24, as well as the balance sheet at September 30, 2019 on page F-2 and Note 9 on page F-15 of Exhibit
      99.2.
Note 18. Subsequent Events, page F-32

2. Please disclose the date through which subsequent events were evaluated as required by
      FASB ASC 855-10-50-1.
 Cameron McAulay
Transphorm, Inc.
March 11, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameCameron McAulay                         Sincerely,
Comapany NameTransphorm, Inc.
                                                          Division of
Corporation Finance
March 11, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName